December 19, 2007

Kim Browning

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Follow-Up Comments received for PEA #42 filed on October 3, 2007

Dear Ms. Browning:

Below is a summary of the follow-up comments I received from you on December 17, 2007 regarding certain of our responses, dated December 11, 2007, to comments received on November 29, 2007 with respect to the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review our responses and have tried to address each of your follow-up comments. Please contact me at 413-744-6602 if you have any questions. Thank you.

Prospectus Comments

1) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: With respect to the 20% of the portfolio that can invest outside of the range of companies in the Russell 1000 Growth Index, add disclosure to the extent the Fund intends to invest up to 20% in any particular type of investment.

Response: The Fund does not currently intend to invest in any single type of investment that would require disclosure in addition to what is already included.

2) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: The Leveraging Risk paragraph is too general. It should address the specific risks of the Fund.

Response: We will modify the disclosure as follows (underlined added):

“Leveraging Risk. When a Fund borrows money or otherwise leverages its portfolio, the value of an investment in that Fund will be more volatile and all other risks will tend to be compounded. A Fund may take on leveraging risk by investing collateral from securities loans, by using derivatives and by borrowing money to repurchase shares or to meet redemption requests. Leveraging may increase the assets on which the investment adviser’s or sub-adviser’s fee is based. A Fund’s use of derivatives may create investment leverage in its portfolio.”

3) Principal Investment Strategies and Risks (Select Diversified Growth Fund)

Comment: Add disclosure concerning mid- and micro-capitalization risks.

Response: We will modify the disclosure as follows (underlined added):

“Smaller and Mid-Cap Company Risk. Market risk and liquidity risk are particularly pronounced for stocks of smaller companies. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. Although mid-cap companies are larger than smaller companies, they may have many of the same risks.”

We have not added micro-capitalization risk because we do not expect it to be a principal risk of the Fund in light of its anticipated investment activity.

4) Principal Investment Strategies and Risks (Select Destination Retirement 2050 Fund)

Comment: Add disclosure to explain to shareholders how they will be notified when the merger of the Select Destination Retirement 2050 Fund into the Select Destination Retirement Income Fund takes place.

Response: We will add the following disclosure:

“Shareholders of the Destination Retirement 2050 Fund will be notified in writing prior to its combination with the Destination Retirement Income Fund.”

5) Summary of Principal Risks (All Funds)

Comment: Please provide the staff with a copy of the supplemented risk disclosure on bonds.

Response: We will revise the disclosure as follows (underlined added;[bracketed] deleted):

“Market risk is the general risk of unfavorable market-induced changes in the value of a security. A Fund is subject to market risk when it invests some or all of its assets in debt securities. Debt securities are obligations of an issuer to pay principal and/or interest at a [specified]fixed, variable or floating interest rate over a predetermined period. Payments of principal or interest may be at fixed intervals, only at maturity or upon the occurrence of stated events or contingencies. If interest rates rise close to or higher than the specified rate, those securities are likely to be worth less and the value of the Fund will likely fall. If interest rates fall, most securities held by a Fund paying higher rates of interest will likely be worth more, and the Fund’s value will likely increase.”

“Credit Risk. This is the risk that the issuer or the guarantor of a debt security, or the counterparty to a derivatives contract or securities loan, will be unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. There are varying degrees of credit risk, which are often reflected in credit ratings. Credit risk is particularly significant for a Fund to the extent it invests in below investment grade securities. These debt securities and similar unrated securities, which are commonly known as “junk bonds,” either have speculative elements or are predominantly speculative investments. Junk bonds may be subject to greater market fluctuations and greater risks of loss of income and principal than investment grade securities. A Fund that invests in foreign debt securities is also subject to increased credit risk because of the difficulties of requiring foreign entities, including issuers of sovereign debt, to honor their contractual commitments, and because a number of foreign governments and other issuers are already in default.”

6) Buying, Redeeming and Exchanging Shares (All Funds)

Comment: With respect to the following disclosure, disclose how long after receipt the Fund would reject a purchase order. The staff notes that it is comfortable with one or two days, but requires a supplemental explanation for two days.

“The Funds can reject any purchase order and can suspend purchases if it is in their best interest.”

Response: We will revise the disclosure as follows (underlined added):

“The Funds can reject any purchase order (generally within one business day) and can suspend purchases if it is in their best interest.”

7) Additional Investment Policies and Risk Considerations (All Funds)

Comment: Add disclosure to differentiate the principal policies and risks from the non-principal policies and risks. The staff respectfully disagrees with the previous response provided to this comment.

Response: We continue to believe that no additional disclosure is necessary. General Instruction C.3(b) of Form N-1A provides that a Fund may include, except in the Risk/Return Summary, information in the prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. We believe that, consistent with General Instruction C.3(b), the disclosure at issue provides additional non-required information about the Funds and that it is not necessary to differentiate the Funds’ principal and non-principal strategies and risks because each Fund’s principal strategies and risks are clearly identified in the Risk/Return Summary.

8) Additional Investment Policies and Risk Considerations (All Funds)

Comment: The staff believes that securities lending should be listed as a principal strategy because the Funds can lend over 20% of its assets.

Response: We continue to believe that securities lending is not a principal investment strategy of the Funds.

9) Additional Investment Policies and Risk Considerations (All Funds)

Comment: If the Funds will use derivatives exclusively for hedging purposes, please add disclosure to this effect.

Response: We will add the following disclosure:

“The Funds do not currently intend to use derivatives for purposes which the Funds’ investment adviser or sub-adviser would consider speculative.”

SAI Comments

1) Additional Investment Policies (All Funds)

Comment: Add headings to distinguish the principal policies and risks from the non-principal policies and risks. The staff respectfully disagrees with the previous response provided to this comment.

Response: We continue to believe that no additional disclosure is necessary. Item 11(b) of Form N-1A requires a fund to include a description of its non-principal strategies and risks in its SAI. Form N-1A does not, however, prohibit the inclusion of additional information concerning a fund’s principal strategies and risks or proscribe that a distinction needs to be made between a fund’s principal and non-principal strategies and risks in its SAI. As a result, we believe that it is not necessary to add headings to distinguish the principal and non-principal policies and risks.

2) Additional Investment Policies (All Funds)

Comment: Add disclosure to reflect that there is no limit on the Funds’ investment in repurchase agreements.

Response: We will add the following disclosure:

“There is no limit on the Funds’ investment in repurchase agreements.”

3) Investment Restrictions of the Funds (Select Destination Retirement 2050 Fund)

Comment: Add a summary of the fundamental and non-fundamental investment restrictions of the affiliated Underlying Funds. The staff advised we are “on our own” if the disclosure is not revised.

Response: We are not aware of any Form N-1A requirement to include this disclosure and believe it would be potentially confusing, and of little value, to investors. We understand that we are “on our own” with regard to our position.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Counsel
Massachusetts Mutual Life Insurance Company

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